Exhibit 99.1

Spark Networks SE Closes Zoosk, Inc. Acquisition

BERLIN and SAN FRANCISCO, July 1, 2019 -- Spark Networks SE (NYSE American: LOV) (“Spark”), a leading global dating company, today closed its previously announced acquisition of Zoosk, Inc. (“Zoosk”).

•	The acquisition makes Spark the second-largest dating company in North America in revenues

•	Global monthly paying subscribers increase to over 1 million

•	Spark expects to achieve over $50 million of Adjusted EBITDA in 2020

•	Spark to have 26,010,365 American Depositary Shares (“ADSs”) outstanding following the transaction

“Today’s closing represents a remarkable milestone in Spark’s continued evolution. Four years ago, we were a small German startup with no presence in North America. Our efforts over the last few years have created an NYSE-listed business with over $300 million in total revenue that is also the second largest player in North America. We are extremely proud of the company we have built, and are also excited by the future potential of our new portfolio,” said Jeronimo Folgueira, CEO of Spark. “I’m also very proud that we have managed to efficiently execute this complex transaction and that we are closing the transaction on the first day of the third quarter.”

Based on current financial trajectories and the synergies identified between the two entities, the acquisition is expected to deliver substantial shareholder value, with Adjusted EBITDA forecasted at over $50 million in 2020, or nearly $2 per share assuming Spark’s post-merger share count.

“I have been very impressed by Jeronimo and his team during this process and I am very confident in their ability to execute the integration plan we prepared together, and make the new combined company even more successful, driving substantial value creation for all shareholders over the next 12 to 18 months,” said Steven McArthur, outgoing CEO of Zoosk, Inc. Mr. McArthur will join Spark’s Board of Directors, having previously been appointed at the Extraordinary General Meeting in June 2019, subject to the registration of Spark’s share capital increase.

Transaction Details

Under the terms of the merger agreement, Spark will acquire 100% of Zoosk’s shares for a combination of cash and Spark shares, valuing Zoosk at approximately $258 million based on the closing price of Spark ADSs on June 28, 2019.

Following the closing of the merger, Spark has 2,601,037 ordinary shares issued and outstanding underlying 26,010,365 ADSs, with former Zoosk shareholders collectively owning 49.9% of the combined company.

Spark will issue 12,980,000 ADSs to former Zoosk shareholders valued at $153 million based on the closing price of Spark ADSs of $11.78 on June 28, 2019. Additionally, the merger agreement provides for cash consideration of $105 million, subject to adjustment (which will be funded by the incurrence of a new $125 million senior secured credit facility).

The transaction closed following approval of Spark Networks SE shareholders, along with receipt of a permit authorizing the issuance of the ADSs and the satisfaction of other customary closing conditions.

Piper Jaffray & Co. acted as exclusive financial advisor to Zoosk on the proposed transaction and Fenwick & West LLP served as legal counsel to Zoosk. In addition, Piper Jaffray & Co. arranged staple financing for Zoosk. Morrison & Foerster LLP served as legal counsel to Spark.

ABOUT SPARK NETWORKS SE
Spark Networks SE is America’s second largest dating company, listed on the New York Stock Exchange American under the ticker symbol "LOV”, with headquarters in Berlin, Germany, and offices in New York, Utah and San Francisco. The company’s widening portfolio of premium and freemium dating apps include Zoosk, EliteSingles, Jdate, Christian Mingle, eDarling, JSwipe and SilverSingles, among others. Spark Networks SE in its current form is the result of the merger between Affinitas GmbH and Spark Networks Inc in 2017 and the addition of Zoosk Inc in 2019. Spark has over one million monthly paying subscribers globally.

Investors:
Robert O'Hare
Chief Financial Officer
investor@spark.net

Press Enquiries:
Phoebe Dunn
press@spark.net

Non-IFRS Financial Metrics

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, share-based compensation, impairment of intangibles, and non-recurring costs. Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is net (loss)/profit for the relevant period. This measure is one of the primary metrics by which Spark evaluates the performance of its businesses, budget, and forecast and compensates management. Spark believes this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that Spark does not consider representative of its ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, non-cash currency translation adjustments, (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years, including severance, transaction advisory fees, and integration costs, and (iii) discontinued operations. Adjusted EBITDA should not be construed as a substitute for net loss (as determined in accordance with IFRS) for the purpose of analyzing Spark’s operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

Spark’s Adjusted EBITDA expectation for the combined company in 2020 does not include certain charges and costs. The adjustments to EBITDA in these periods are generally expected to be similar to the kinds of charges and costs excluded from Adjusted EBITDA in prior quarters, such as (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. The exclusion of these charges and costs in future periods will have a significant impact on the combined company's Adjusted EBITDA. Spark Networks SE and Zoosk are not able to provide a reconciliation of this non-IFRS financial guidance to the corresponding IFRS measure without unreasonable effort because of the uncertainty and variability of the nature and amount of these future charges and costs.

Forward-Looking Statements

This document contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements in this press release other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks SE’s or Zoosk’s or the combined company’s actual performance or achievements to be materially different from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither Spark Networks SE nor Zoosk assumes any duty to update any forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements using forward-looking terminology such as “will” and “expect;” statements about the benefits of the business combination to the existing brand portfolio and our positioning in the online dating market; statements about the ability to drive superior growth, achieve cost savings, increase margin expansion and improve scale; statements about the transaction providing a clear path to profitability improvements and significantly increasing our ability to invest in innovation and growth initiatives to drive shareholder value; statements about value of the combined company exceeding the value of Zoosk and Spark as stand-alone entities; statements about the strength of Zoosk’s dating app; statements about the ability to leverage strengths of each company to provide exceptional user experience and drive shareholder value; statements about the expected size of the combined company; statements about the projected financial results of the combined company for 2020 and beyond; statements about the combined company’s subscribers and revenues; statements about the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark Networks SE and Zoosk operate; (ii) the ability to promptly and effectively integrate the businesses of Spark Networks SE and Zoosk; (iii) the reaction to the transaction of the companies’ customers, employees and counterparties; (iv) diversion of management time on merger-related issues; (v) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; and (vi) other risks that are described in Spark’s public filings with the SEC. For more information, see the risk factors described in Spark Networks’ Annual Reports on Form 20-F and other filings with the SEC.